June 2, 2022

VIA EDGAR (Correspondence Filing)

Ms. Christina DiAngelo-Fettig U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Johnson Mutual Funds Trust (the “Registrant”)
File Nos. 33-52970, 811-07254

Dear Ms. DiAngelo-Fettig:

On behalf of the Registrant, this letter responds to the comments you provided to Andrew Davalla on April 20, 2022 with respect to the Staff’s review of the Registrant’s filings. Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – Please note that Form N-CSR has recently been revised. Please use revised form in future filings and confirm that Items 4(i) and 4(j) were not applicable.

Response 1 – The Registrant will use the revised form for future filings. The Registrant confirms that Items 4(i) and 4(j) were not applicable for the fiscal year ended December 31, 2021.

Comment 2 – Pursuant to Item 2(c) of Form N-CSR, please explain whether code of ethics revisions required disclosure.

Response 2 – The revisions to the code of ethics did not require the Registrant to make disclosure pursuant to Item 2(c).

Comment 3 – For Item 4(b) of Form N-CSR, please provide a more sufficient description of audit-related fees and services.

Response 3 – The Registrant will provide such disclosure in future filings.

Comment 4 – Please file an amended Form N-CSR that provides for the appropriate references to the period covered by the report as required by Item 11(b).

Response 4 – The Registrant will file an amended Form N-CSR that includes the appropriate disclosure under Item 11(b).

Comment 5 – The Staff notes that approximately 75% of the Johnson Municipal Income Fund’s portfolio was comprised of municipal issuers in Ohio. Please consider the Fund’s portfolio when referring to the Fund as being diversified by issuer, sector and state in shareholder communications.

Response 5 – The Registrant will make such considerations in future disclosures and marketing materials.

Comment 6 – In management’s discussion of fund performance for the Johnson Enhanced Return Fund, please discuss the effect of the use of derivatives on fund performance in future filings.

Response 6 – Future filings will include an appropriate discussion of the effect of derivatives on the Fund’s performance.

Comment 7 – With respect to graphic representation of the Municipal Income Fund’s holdings, please disclose (1) whether such ratings are those provided by S&P or Moodys; and (2) how such ratings were selected (i.e. which is the primary source of ratings? If rated by both agencies which rating is used?).

Response 7 – Disclosure in the future will provide more details regarding the how the ratings are determined and which ratings are used for the purposes of the chart.

Comment 8 – With respect to the chart used for the International Fund to show its investments by country, please note in future filings whether such percentages are based on net assets or total investments.

Response 8 – The requested additional disclosure will be provided in future filings.

Comment 9 – For the holdings chart for Enhanced Return Fund, please disclose whether the chart includes derivatives.

Response 9 – Future filings will include the requested disclosure.

Comment 10 – Please correct the headings in the Schedule of Investments for the International Fund in future filings.

Response 10 – The requested revisions will be made in future filings.

Comment 11 – Please confirm calculations in Schedule of Investments for the Municipal Income Fund in future filings.

Response 11 – The percentages will be confirmed in future filings.

Comment 12 – Please include a holdings table for Municipal Income Fund and International Fund that categorizes holdings by state/country of issuance. Please see FASB ASC 825-10-50 and AICPA expert panel meeting minutes from January 21, 2020.

Response 12 – The requested tables will be provided in future filings.

Comment 13 – Given the Fund’s unitary fee structure, please explain the amounts shown as “Other Expenses” for Enhanced Return Fund’s statement of operations.

Response 13 – The “other expense line item referred to certain extraordinary audit fees related to year-end fund distributions. Such extraordinary fees were deemed to be outside the normal operating fees and expenses covered by the Fund’s unitary fee structure.

Comment 14 – Please explain the auditing expense line item in the statement of operations for Core Plus Bond Fund.

Response 14 – The Registrant notes that, unlike the other funds in the Trust, Core Plus Bond Fund has a traditional fee structure and does not employ a unitary fee.

Comment 15 - The financial highlights for the International Fund and Municipal Income Fund disclose return of capital and the notes for Short Duration Bond Fund indicate a return of capital. Please explain why return of capital was not disclosed in the statement of changes in net assets (see Reg S-X 607-3).

Response 15 – The amount of the return of capital distributions made for each of the Funds is immaterial and management elected not to make the disclosure within the Statement of Changes. It is treated as a permanent difference for tax purposes.

Comment 16 – Please confirm that 19a-1 notices were provided to shareholders of fund with a return of capital.

Response 16 – Certain Funds pays dividends to shareholders based upon the book income of the Fund estimated in accordance with Rule 19a-1(e) under the 1940 Act. Under Rule 19a-1, the Fund was not required to provide a written statement at the time of the distribution as the Fund’s estimates did not indicate that the distribution would include a return of capital. Once the source of the dividend was determined to be a return of capital, the applicable Fund disclosed the reclassification of the dividend in the report to shareholders for the period and on the 1099-DIVs that were provided to shareholders.

Comment 17 – The Staff was unable to calculate a ratio of net investment income to average net assets of 0.84% for Opportunity Fund. Please confirm or explain this calculation.

Response 17 – The ratio was calculated prior to adjustments made to income due to reallocation of components related to real estate investment trusts held in the portfolio. The Registrant will ensure in the future that all ratios will be verified prior to filing.

Comment 18 – For the funds with a unitary fee structure, please confirm that Adviser is current with payments to fund service providers.

Response 18 – The Registrant so confirms.

Comment 19 – In Note 6 in the shareholder report for the retail Johnson Funds, please disclose how often management fees are paid. In future filings, please disclose which fees and expenses are excluded from what is covered by the unitary fee (e.g. acquired fund fees and expenses).

Response 19 – The requested additional disclosures will be made in future filings.

Comment 20 – In the Trustee and Officer table, please disclose the term of office (see Item 27(b)(5) of Form N-1A).

Response 20 – The requested disclosure will be provided in future filings.

Comment 21 – Please specify the fund names in the first paragraph of the expense example table.

Response 21 – The requested disclosure will be made in future filings.

Comment 22 – For Form N-CEN, please explain why “no” was checked for Item B.23 regarding return of capital.

Response 22 – Certain Funds pay dividends to shareholders based upon the book income of the Fund estimated in accordance with Rule 19a-1(e) under the 1940 Act. Under Rule 19a-1, the Fund was not required to provide a written statement at the time of the distribution as the Fund’s estimates did not indicate that the distribution would include a return of capital. Once the source of the dividend was determined to be a return of capital, the applicable Fund disclosed the reclassification of the dividend in the report to shareholders for the period and on the 1099-DIVs that were provided to shareholders.

Comment 23 – For Form N-CEN Item C.4., please note that “Yes” was marked for Municipal Income Fund though it is a diversified fund.

Response 23 – The appropriate box will be checked in future N-CEN filings.

Comment 24 – For Item C.2.b. for Short Duration Bond Fund and Core Bond Fund, new share classes were indicated as being added which is inconsistent with the financial statements for each fund.

Response 24 – There were no new shares classes in 2021. This will be properly noted in future filings.

Comment 25 – For Item C.8.b. for Core Plus Bond Fund, please explain the responses regarding expenses waived and potential recoupment given the Fund’s expense waiver agreement.

Response 25 – It is not the adviser’s intention to recoup any previously waived fees pursuant to the expense limitation agreement. The expense limitation agreement will be revised to eliminate the adviser’s ability to recoup any such previously waived fees.

Comment 26 – With respect to Form 40-17G filings please include the appropriate board resolution and statement for the periods in which premiums have been paid.

Response 26 – The appropriate resolution and statement required will be provided for in future filings.

Please contact me at (614) 469-3353 if you should require any further information.

Sincerely,

/s/ Andrew Davalla
Andrew Davalla